Filed by Colombier Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Metroplex Trading Company, LLC (d/b/a GrabAGun)

Commission File No. 001-41874

Date: February 6, 2025

The following statements by Donald Trump, Jr. (“Don. Jr.”) and Michael Seifert were included in the February 6, 2025, episode of The Colion Noir Podcast with Colion Noir. Don. Jr. is a consultant to Metroplex Trading Company, LLC (doing business as GrabAGun) and Michael Seifert is a member of the board of directors of Colombier Acquisition Corp. II (“Colombier”). Each of Colombier and GrabAGun is party to a previously disclosed Business Combination Agreement, dated as of January 6, 2025.

Colion Noir Interview Transcription

February 6, 2025

Colion Noir:

This episode of the Colion Noir podcast is brought to you by Vetter. Holsters, welcome to another episode of Shot Show Colion Noir podcast. And joining me right now is Mr. Don himself.

Donald Trump, Jr:

What's going on, buddy? What's going on?

Colion Noir:

And Michael.

Michael Seifert:

How's it going?

Colion Noir:

Doing pretty good. Doing pretty good. So we'll just jump into this because this is something that I've talked about ad nauseum, which is when I talk about how the anti-gun lobby is what I to call the collective, right? Collective of politicians.

Donald Trump, Jr:

You mean like the Democrat Party?

Colion Noir:

Yeah, pretty much, yeah, yeah. Exactly.

Donald Trump, Jr:

We're making in-roads.

Michael Seifert:

We’ll keep it simple.

Colion Noir:

Well, one of the things they like to do, and I always say, is they go full circle. They don't just attack things legislatively. They attack things culturally. They attack things politically and financially. And a lot of people don't really understand that, but thankfully you do, especially considering what you got going on right now. So I'm just going to jump into it because what a lot of people don't understand is there are a lot of businesses within the space who struggle because they can't get banking, they can't run their businesses because by and large, a lot of these other institutions that they need to survive are essentially antigun.

Donald Trump, Jr:

A hundred percent. And that's a big part of my focus has not been just sort of setting up a government to actually be successful, but also doing the site on the private sector. Everyone, and by the way, it's not even the companies. I mean individuals have been de-banked or they've been flagged, or they can't get insurance because they’re a gun guy or whatever it may be. And so, we're not just tackling it from the government perspective, but also from the private sector, making sure that those guys know that they have a home, that they can invest and support us. I think my father did a great job sort of opening the door for people to become unafraid, but our side has rightfully a lot to fear. For a long time, I mean, 175 million Americans were left by the wayside where they weren't sure. And so I said, I don't know, it seems like a great business idea. Obviously we had the financial sophistication, unlike Hunter Biden, we were actually business people before politics. This is what we kind of did. But my whole world has been not just fighting that stuff politically, but actually not just complaining about a problem but actually creating the solution. And so, we did that when we took Public Square public. a couple of years ago. Then they brought Credova. That's going to be the gun space, the financing side, buy now, pay later options. And we're also doing it now with GrabAGun, literally taking them public. That's going to be under CLBR. So it's like a SPAC structure where you can buy the stock now and then in a couple months we're going to merge that. It's going to become Pew, “PEW”.

Colion Noir:

I saw that and I saw that and I smiled. I was like,

Donald Trump, Jr:

It’s a great ticker. But again, we're trying to create these solutions for people to understand that there are people actually fighting for the things that they believe in. They can get on board. Again, you can do it by buying Public Square now. You can do it by buying CLBR. A lot of great things there. And if again, we've opened the door, but we need people to get behind it, right.

Colion Noir:

So that’s the thing though too. I know a lot of people, you and I understand it just because we're kind behind the scenes. So just kind of on the surface level for people understand what Credova does and Public Square -- kind of break that down for them so that they understand, okay, how does this all fit in the grand scheme of things for them.

Michael Seifert:

Yeah, so we started a marketplace originally full of businesses that stand for liberty. So these are businesses that have been canceled by other marketplaces in the past. They had a real value for freedom of expression, for life, for family, and they had no options in the consumer space to go out and reach their consumers, either because their advertising was restricted or they didn't have a real institutional backer that would support their growth as a business. And so we started this marketplace originally to connect them with millions of consumers that do value life and family and liberty, and we've created this marketplace. What we learned in the process was that we've got over 80,000 merchants now in the marketplace. They don't just need to reach the consumers. They need financial solutions. They need a tech stack that'll support their business growth. We talked to businesses who'd actually been canceled by north of three payment processors in a span of 24 months.

Colion Noir:

I hear that a lot.

Michael Seifert:

It's absurd. And so if you're a business owner that's trying to grow your business, but you can't even sleep well at night because financial institutions don't even want your existence. We really saw a need to create a solution there where your checkout stack is protected, so we actually launched a payment company. We purchased an incredible buy now, pay later company called Credova, so you can actually finance firearms. You can now, anytime you check out on some of our,

Colion Noir:

I had that in college.

Michael Seifert:

Yeah, seriously,

Donald Trump, Jr:

I'd be racking up. My college debt would be different. Why do you have a couple hundred grand?

Colion Noir:

I still to this day, when I got into guns, I was in law school when I really kind of got into and started buying guns. I don't know where the money came from to buy them, just going to put that out there.

Donald Trump, Jr:

But it always came. I came from a family that had money, but I wasn't brought up as a trust fund kid and no one else really shot. I was sort of the first one. And my brother's a fanatic, all of that as well. But it was like, we were on our own trying to figure this out as kids from New York City. And so it took a little while. But yeah, I'm sort of glad it didn't exist at the time because I wouldn't have been able to invest in some of the deals I had at the time.

Colion Noir:

Yeah, I'd probably be in jail somewhere.

Michael Seifert:

So yeah, we've got a marketplace to sell products. We've got a payments company to facilitate your transactions where you know won't get canceled. And if you're wanting to help make the Second Amendment accessible to a broader tranche of Americans, we offer financing options. We do this so that you can actually have the entirety of the consumer and the merchant experience protected in a cancel-proof manner. It's needed more than ever.

Donald Trump, Jr:

So that's PSQH, right? And now with GrabAGun and integrating all these systems, what we're doing is we're basically vertically integrating all these things left behind. When I got into this Colion, I was a hotel guy. I built high-end buildings in cities, so it was like I needed everyone to like me. But, the second we put that R next to our name, got into the ring –I'm sort of a fighter—so that was all gone. I was like, oh my God, I just lost half my market. But honestly, the reality is

Colion Noir:

There are a lot of people don't realize that.

Donald Trump, Jr:

When you started fighting for something, I was like, wait, I got a much better business concept having 175 million Americans that have been left by the wayside being like,” thank you for fighting” than being just agnostic to 300 million. You know what I mean?

Colion Noir:

Gotcha, yeah.

Donald Trump, Jr:

It’s so good. So we're the first people to have the guts to actually start doing this. We're taking a gun company public. Think about that. It’s a little ballsy.

Colion Noir:

I'm not going to lie. Yeah. I was like, I smiled and I laughed at the same time because I was like, yeah, I like this.

Donald Trump, Jr:

But it's a different world now. It took the last four years of hell for people to finally understand. Even though when you look at the gun space, it also took that last four years and Covid for people to be like, you know what? I may be pretty left on a lot of things, but I need a gun to protect myself. So we're looking at, as it relates to GrabAGun, the tech stack, we're letting people buy guns the way they're used to buying everything else. Obviously still go through your FFL process it’s a legal process, but simplifying that, so the tech stack's unique and now we're able to go after that group of females or the group of younger gun buyers that don't think about going to their local store to buy anything because they haven't done that ever.

Colion Noir:

No, no. Absolutely. I know the interesting thing is, I had a guy on my podcast before and we were talking about cars, we were talking about trucks, Mopar, all that stuff, and towards the end of it, he was like, yeah, I got de-banked. I was like how? He was like, I bought a gun on my credit card and the credit card in the bank was like,” you purchase firearms, you're done”. Get your cash out of our bank and you're done.

Donald Trump, Jr:

I had it even trying to get friends, family, whatever it may be, try to get a mortgage. I'm like, well, we've got enough money in your bank to actually pay for it. We just want to finance some of it because why not? And they were like, “well, we can't do that”. This isn't like it was a risky thing. These are seven figure people. And they couldn't get a couple million dollar loan on, when they got 10 X that in the bank. So it was sort of a real attack. And it wasn't just on guys that may not be 800 plus credit score people. It was across the board. It didn't matter. It was just an attack on anyone who believed in any of these things and was able and or willing to be vocal about it.

Colion Noir:

Which goes to show how deeply ingrained the anti-sentiment is.

Donald Trump, Jr:

Correct.

Colion Noir:

Because for someone of that stature, even on that level to be denied just sheerly based on that ideology alone, it should tell a lot of people how serious they are about it.

Donald Trump, Jr:

Yeah, I started a media business called MXM News, and it was the same thing was we literally just aggregate news from all over. So if you want to see the New York Times, but we'll show you both sides. And I was at CPAC or whatever a couple, two, three years ago and they're like, my partner in the deal calls me, he in a small business strength start. But again, guys like me are willing to actually fight this fight. They're willing to risk what seems like insurmountable odds at times to do it just to make sure it's out there. And my partner calls me, he's like, the operating account has no money. And I go, well, when we spoke yesterday, it had three quarters of a million dollars in it. Again, small business. But I was like, what do you mean? Like I think we got hacked.

We call the bank. “Oh yeah, we just don't want to do business with you anymore and there's a cashiers check in the mail.” I'm like, well, how do we make this week’s pay? You don't even tell us. They broke up with us by email. They didn't even call. It was brutal. So I was like, this has got to stop. So that would be the kind of stuff that they throw out at you to get you to stop and get you to quit. For me, it made me just fight harder. This can't happen in America at any time, but especially not now.

Colion Noir:

Absolutely love it. And one of the things that I know about you that a lot of people don't know is that you're a true, true and blue gun guy, right? We've had discussions before we've talked. I remember the first time I spoke to you, I was like, yeah, this guy's a gun guy

Donald Trump, Jr:

And my brother's the same way. We're full nerds.

Colion Noir:

Yep, yep. No, I love it. So for the people out there who are like, what can they expect going forward in terms of the stated things with respect to the Second Amendment and what you may be in a position to do or not do in terms of,

Donald Trump, Jr:

Yeah, I'm out now, but I can be a loud voice. But the reality is for the last three months I've been in the transition process every day, just picking the right guys. What we didn't know in 16 was anything about who you could actually trust, who would be good, right? People tell you what you want to hear, you believe it. Oh, this guy has an R next to his name. He must be good. That's not the case. I think, again, sort of like you needed the last four years to figure that out, right? There's two sort of day one people, the people that come up, I was with you from day one. It was like, well, where were you on January 7th?

Colion Noir:

Yeah, buddy.

Donald Trump, Jr:

Because if you weren't there, then it doesn't matter.

Colion Noir:

Day one, don't matter.

Donald Trump, Jr:

The concentric circles calling in between loyal and competent are small. There's some great loyal people that may not necessarily be the best guys to get something done and some guys that can get something done, but they're not loyal. And so now we know who those people are and we've stacked that government. So whether it's obviously Justice Department, whether it's the people eventually be ATF or all the things that matter to us, I think we got a great roster of people that actually understand our people, actually care about it, have the guts to actually fight. And so I think you're going to see the things around this time that we could have never imagined before.

Colion Noir:

I think you made a great point. The first four years it's literally like you’re thrown into --you're given the reigns to a corporation and you're stuck with everybody there. And you don't know who really likes you, who really supports you, who really believes the things that you believe in. So you kind of have to filter and learn people very quickly. And some people are chameleons, right?

Donald Trump, Jr:

Yeah, of course

Colion Noir:

And you have to deal with that aspect of it. But now going forward, considering you guys have kind of gone through that hardship, I think

Donald Trump, Jr:

Oh, you see with the cabinet, this just different mind, but all working together, all people and they're trying to go after those guys because the swamp has teeth. But there's an understanding now of those people that they're not just kicking the can down the road, waiting it out.

They have a mission, they're willing to actually fight it. Those are the people we're putting into that place, and that's really important. And that didn't exist the first time around. Again, you needed the last four years of hell for not just for us to learn who those people are, but for America to wake up to understand exactly what's at stake. And again, it's why it's so important. Hey, everyone's a tough guy on the internet and everyone's got a gripe. Not many people have solutions and certainly not many people have solutions that are willing to put the blood, sweat, tears and, more importantly perhaps, the capital behind it fighting for these things. So for them, if they can invest in Public Square, if they invest in CLBR now, which will automatically turn into PEW, that's GrabAGun. You guys can actually help support this stuff so that we can create that entire vertical integrated sort of, let's call it red state economy behind all of these things. And that's what it's really doing. We're creating the solutions across the board. And next we'll get into the banking side and next we'll get into this that we literally, we can have a simultaneous parallel economy just in case it ever happens again. Hopefully it doesn't, but in the event that it does, you guys can buy into that right now. You guys can be a part of that problem, not just complaining about it, but then going back and supporting some leftist organization that will put you in the gulags next to me if they had their way, right. You know what I mean? Yeah.

Colion Noir:

Yeah

Donald Trump, Jr:

There’s lot of them. It's lazy. I can hit one button. I've been doing it for a while. I'm like, yeah, but these people hate you. It's fine if you want to do that. I get it. It's America. But please don't be bitching about that all the times that they trample all over you. You got to kind of pick a pony.

Colion Noir:

Nope. Absolutely. So for the businesses out there, the people out there who do want to support, who do want to help in any way or just become involved in some fashion, where can I direct these people?

Donald Trump, Jr:

Yeah. I mean right now if you have some sort of E-Trade account, you can literally buy CLBR, that’s what's going to turn into PEW. That's the GrabAGun deal. You can buy PSQH. Those are the two tickers. Those are separate companies obviously, but integrated in terms of the technology, the payments sake ecosystem, and sort of the same overarching team. Me, I'm on the board, I'll be on the board of both. The guys that helped took it public, a couple of guys that were former Democrats, meaning voted for Hillary in 16 and were like, but watched and saw and sort of came to the conclusion on their own like, “wait a minute, these people don't believe in these freedoms” and got sick of it now. I mean, they're more red pilled than anyone.

Colion Noir:

That’s usually how it happens.

Donald Trump, Jr:

And it’s awesome to see. And you'd need a little bit of that. You need the understanding. And so it's great. I look at it, I can't believe more people aren't jumping onto it, but everyone else is. Everyone's a weakling, right? Everyone's a badass. Like I said, they keyboard put up some money that's a little different. And so we're trying to do that to make sure that these things are going there and they're forward and they'll be for there forever.

Michael Seifert:

And I'll tell you, if you're a business owner, you asked the question about the admin earlier. If you're a business owner, if you're an FFL, go build right now, you have air cover, you've got an actual administration that loves the Second Amendment. You've got a whole movement of folks now that are wanting to create this ecosystem and provide you wind in your sails. There's never been a better time as an American entrepreneur to go build. We've got a golden age on our hands. That's how we feel. We're really grateful to be in the heart of it and be this central ecosystem with amazing companies like GrabAGun and Public Square and Credova and all the companies here at SHOT Show. I mean, the energy that we feel here, it's different and it's unparalleled. And I really feel like, especially we're going to celebrate 250 years of our nation's founding

Donald Trump, Jr:

Oh, by the way, Trump is the guy overseeing those ceremonies that I don't mind if they moved the thing indoors this week. I was like, I got off that plane after living in Florida. I'm like a little softer than I used to be in terms of temperature. I was like, I called his chief of staff. I was like, listen, can we keep his speech under 90 seconds? He was like, that's about as long as I'll be able to stay out there. But him overseeing that I think is also going to be incredible. But more importantly, what I've seen since election day, I hear about it big deals M&A, all the guys I know in that world on Wall Street, because I'm one of the few guys that sort of bridges both of those gaps. Like the regular guy, the retail guy, as well as corporate America and saw it for so many years.

But the amount of the small businesses that are out there being like, “Hey man, we're building a new store, we're expanding, we're doing”. These people. We're sitting on the sidelines being like, we just can't do that because we're not sure how badly we're going to get taxed. We're not sure how badly we're going to get overregulated. People are now actually being entrepreneurs again and taking a chance in the economy. And that's what it's all about. And so I'm super psyched about what that means for our country, for our future, for my children. I think it's just epic.

Colion Noir:

No, absolutely. I watched it. I was watching where people were just starting businesses, company and then it just hit this brick wall.

Donald Trump, Jr:

It just stopped shut down. It all just stopped.

Colion Noir:

Right? Because there's no foundation to build on.

Donald Trump Jr.:

Correct.

Colion Noir:

Right. And now the way I see things going is there's a beautiful foundation to build pretty much anything you want within this space now.

Donald Trump Jr.:

Correct.

Colion Noir:

And do it with some level of confidence that you otherwise wouldn't have had, what, 10 years ago?

Donald Trump, Jr:

And listen, we have a lot of crap that we have to fix after the disastrous four years, and honestly even for the last hundred years. But the only way we're going to do that is with actual growth, with actual innovation. And so to have someone in there that's actually pro-growth, pro innovation, not just pro-regulation or excessive nonsense that their buddies in DC are getting rich on because they make a rule that some small business or some small gun manufacturer can't possibly comply with. I think everyone has a chance. We want people to be able to thrive, not barely survive, and this is that window.

Colion Noir:

Absolutely. Absolutely. Well, thank you very much.

Donald Trump, Jr:

Appreciate it

Colion Noir:

I love it, man.

Donald Trump, Jr:

I love it. I look forward to seeing you soon, bud.

Colion Noir:

So there you have it. Go ahead. Go invest, dude, stop watching. Just wasting our times.

Donald Trump, Jr:

Get out of there.

Additional Information

GrabAGun Digital Holdings Inc. (“Pubco”), Colombier Acquisition Corp. II (“Colombier II”) and Metroplex Trading Company, LLC (d/b/a GrabAGun) (“GrabAGun”) intend to file with the SEC a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of Colombier II and a prospectus in connection with the proposed business combination (the “Business Combination”) among Colombier II, Pubco, Gauge II Merger Sub Corp (“Colombier Merger Sub”), Gauge II Merger Sub LLC, (“GrabAGun Merger Sub”) and GrabAGun pursuant to the Business Combination Agreement, dated January 6, 2025, between the parties (the “Business Combination Agreement”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Colombier II as of a record date to be established for voting on Colombier II’s proposed Business Combination with GrabAGun. SHAREHOLDERS OF COLOMBIER II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH COLOMBIER II’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT COLOMBIER II, GRABAGUN, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Colombier Acquisition Corp. II, 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: clbr@icrinc.com.

Participants in The Solicitation

Pubco, Colombier II, GrabAGun, and their respective directors, executive officers and members, as applicable, may be deemed to be participants in the solicitation of proxies from the shareholders of Colombier II in connection with the Business Combination. Colombier II’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier II’s final prospectus filed with the SEC on November 20, 2023 in connection with Colombier II’s initial public offering (“IPO”), Colombier II’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 25, 2024 and Colombier II’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer Or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits of the proposed Business Combination; GrabAGun’s ability to successfully execute its expansion plans and business initiatives; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of GrabAGun’s and Colombier II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GrabAGun and Colombier II. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the inability of GrabAGun to maintain, and Pubco to obtain, as necessary, any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses issued pursuant to the Gun Control Act, 18 USC 921 et seq. and special occupational taxpayer stamps issued pursuant to the National Firearms Act, 26 USC 5849 et seq.; the disqualification, revocation or modification of the status of those persons designated by GrabAGun as Responsible Persons, as such term is defined in 18 U.S.C. 841(s); the ability to maintain the listing of Colombier II’s securities on a national securities exchange; the ability to obtain or maintain the listing of Pubco’s securities on the NYSE, following the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, and deterioration in relationships between GrabAGun and its employees; GrabAGun’s ability to successfully collaborate with business partners; demand for GrabAGun’s current and future offerings; risks that orders that have been placed for GrabAGun’s products are cancelled or modified; risks related to increased competition; risks that GrabAGun is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to GrabAGun’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Colombier II’s securities; the risk that the Business Combination may not be completed by Colombier II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier II; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of GrabAGun to execute its business model; and those risk factors discussed in documents of Pubco and Colombier II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colombier II nor GrabAGun presently know or that Colombier II and GrabAGun currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colombier II’s, Pubco’s and GrabAGun’s expectations, plans or forecasts of future events and views as of the date of this communication. Colombier II, Pubco and GrabAGun anticipate that subsequent events and developments will cause Colombier II’s, Pubco’s and GrabAGun’s assessments to change. However, while Colombier II, Pubco and GrabAGun may elect to update these forward-looking statements at some point in the future, Colombier II, Pubco and GrabAGun specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Colombier II. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities laws.